UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 31, 2014

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated March 31, 2014.

This Form 6-K and Exhibit I are filed with reference to and hereby incorporated by reference into the following Registration Statements:

•	Registration Statement on Form F-3D (Registration No. 333-151329) of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008;

•	Registration Statement on Form S-8 (Registration No. 333-173207) of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011;

•	Registration Statement on Form F-3 ASR (Registration No. 333-180895) of Seaspan Corporation filed with the Securities and Exchange Commission on April 24, 2012;

•	Registration Statement on Form S-8 (Registration No. 333-189493) of Seaspan Corporation filed with the Securities and Exchange Commission on June 20, 2013; and

•	Registration Statement on Form F-3 ASR (File No. 333-190718) of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2013, as amended on October 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2014

SEASPAN CORPORATION

By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

Exhibit I

Seaspan Corporation Unit 2, 7th Floor, Bupa Centre 141 Connaught Road West Hong Kong, China

c/o 2600 – 200 Granville Street Vancouver, BC Canada V6C 1S4 Tel: 604-638-2575 Fax: 604-648-9782 www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Exercises Options for Four Fuel-Efficient SAVER Design 10,000 TEU Class Vessels

Hong Kong, China, March 31, 2014 – Seaspan Corporation (NYSE:SSW) announced today that it has exercised options for the construction of four 10,000 TEU class containerships at Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. These vessels are scheduled for delivery in 2016 and will be constructed using Seaspan’s fuel-efficient SAVER design. Seaspan expects to sign long-term time charters for these vessels with one of the major container liner companies in the near future. These vessels remain subject to allocation in relation to Seaspan’s right of first refusal agreement with Greater China Intermodal Investments LLC, an investment vehicle established by Seaspan, an affiliate of global alternative asset manager The Carlyle Group, and Blue Water Commerce, LLC.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 109 containerships representing a total capacity of over 840,000 TEU, including 35 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2016. Seaspan’s current operating fleet of 72 vessels has an average age of approximately seven years and an average remaining lease period of approximately five years.

Seaspan’s Class A common shares, Series C preferred shares, Series D preferred shares and Series E preferred shares are listed on The New York Stock Exchange under the symbols “SSW”, “SSW PR C”, “SSW PR D” and “SSW PR E”, respectively.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about future vessel deliveries and vessel charters. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Seaspan’s public filings with the U.S. Securities and Exchange Commission. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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